UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 5)*
            Allergan Ligand Retinoid Therapeutics, Inc. (ALRT)



                             (Name of Issuer)

                          Callable Common Stock

                      (Title of Class of Securities)

                           CUSIP No. 01849P206
                              (CUSIP Number)

                             Thomas F. Steyer
                    Farallon Capital Management, L.L.C.
                      One Maritime Plaza, Suite 1325
                     San Francisco, California  94111

                              (415) 421-2132

(Name, Address and Telephone Number of Person Authorized to
                  Receive Notices and Communications)

                            April 30, 1996
      (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement /x/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of that Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               SCHEDULE 13D
CUSIP No. 01849P206

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Partners, L.P.

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     WC

5    Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     California

Number of Shares Beneficially Owned By Each Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     211,997

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     211,997

11   Aggregate Amount Beneficially Owned By Each Reporting Person

     211,997

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     6.5%

14   Type of Reporting Person*

     PN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No. 01849P206

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Institutional Partners, L.P.

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     WC

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     California

Number of Shares Beneficially Owned By Each Reporting Person

7    With Sole Voting Power

     -0-

8    Shared Voting Power

     278,291

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     278,291

11   Aggregate Amount Beneficially Owned By Each Reporting Person

     278,291

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     8.6%

14   Type of Reporting Person*

     PN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No. 01849P206

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Institutional Partners II, L.P.

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     WC

5    Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     California

Number of Shares Beneficially Owned By Each Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     80,767

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     80,767

11   Aggregate Amount Beneficially Owned By Each Reporting Person

     80,767

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*


13   Percent of Class Represented by Amount in Row (11)

     2.5%

14   Type of Reporting Person*

     PN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No. 01849P206

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Tinicum Partners, L.P.

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     WC

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     New York

Number of Shares Beneficially Owned By Each Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     38,290

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     38,290

11   Aggregate Amount Beneficially Owned By Each Reporting Person

     38,290

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     1.2%

14   Type of Reporting Person*

     PN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No. 01849P206


1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Management, Inc.

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     Delaware

Number of Shares Beneficially Owned By Each Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     -0-

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     -0-

11   Aggregate Amount Beneficially Owned By Each Reporting Person

     -0-

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     0%

14   Type of Reporting Person*

     CO

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No. 01849P206

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Management, L.L.C.

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b)  /x/

3    SEC Use Only

4    Source of Funds*

     00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     Delaware

Number of Shares Beneficially Owned By Each Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     86,255

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     86,255

11   Aggregate Amount Beneficially Owned By Each Reporting Person

     86,255

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*
13   Percent of Class Represented by Amount in Row (11)

     2.6%

14   Type of Reporting Person*

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No. 01849P206

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Partners, L.L.C.

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b)  /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     Delaware

Number of Shares Beneficially Owned By Each Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     609,345

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     609,345

11   Aggregate Amount Beneficially Owned By Each Reporting Person

     609,345

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     18.8%

14   Type of Reporting Person*

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No. 01849P206

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     David I. Cohen

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b)  /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     South Africa

Number of Shares Beneficially Owned By Each Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power


     695,600

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     695,600

11   Aggregate Amount Beneficially Owned By Each Reporting Person

     695,600

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     21.4%

14   Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D


CUSIP No. 01849P206

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Joseph F. Downes

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned By Each Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     695,600

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     695,600

11   Aggregate Amount Beneficially Owned By Each Reporting Person

     695,600

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     21.4%

14   Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D


CUSIP No. 01849P206

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Fleur E. Fairman

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned By Each Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     609,345

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     609,345

11   Aggregate Amount Beneficially Owned By Each Reporting Person

     609,345

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     18.8%

14   Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D


CUSIP No. 01849P206

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person


     Jason M. Fish

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned By Each Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     695,600

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     695,600

11   Aggregate Amount Beneficially Owned By Each Reporting Person

     695,600

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13  Percent of Class Represented by Amount in Row (11)

    21.4%

14  Type of Reporting Person*

    IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D
CUSIP No. 01849P206

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Andrew B. Fremder

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned By Each Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     695,600

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     695,600

11   Aggregate Amount Beneficially Owned By Each Reporting Person

     695,600

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*


13   Percent of Class Represented by Amount in Row (11)

     21.4%

14   Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No. 01849P206

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     William F. Mellin

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned By Each Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     695,600

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     695,600

11   Aggregate Amount Beneficially Owned By Each Reporting Person

     695,600

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     21.4%

14   Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No. 01849P206

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Stephen L. Millham

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned By Each Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     695,600

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     695,600

11   Aggregate Amount Beneficially Owned By Each Reporting Person

     695,600

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     21.4%

14   Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              SCHEDULE 13D


CUSIP No. 01849P206

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Meridee A. Moore


2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization


     United States

Number of Shares Beneficially Owned By Each Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     695,600

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     695,600

11   Aggregate Amount Beneficially Owned By Each Reporting Person

     695,600

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     21.4%

14   Type of Reporting Person*

     IN


                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No. 01849P206

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Eric M. Ruttenberg

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned By Each Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     -0-

9    Sole Dispositive Power

    -0-

10   Shared Dispositive Power

     -0-

11   Aggregate Amount Beneficially Owned By Each Reporting Person

     -0-

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     0%

14   Type of Reporting Person*

     IN


                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No. 01849P206

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Thomas F. Steyer

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned By Each Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     695,600

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     695,600

11   Aggregate Amount Beneficially Owned By Each Reporting Person

     695,600

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13  Percent of Class Represented by Amount in Row (11)

    21.4%

14  Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

          This Amendment No. 5 to Schedule 13D amends the
Schedule 13D initially filed on July 20, 1995 (collectively, with all amendments thereto, the "Schedule 13D") and reports a recent reorganization of beneficial ownership of certain of the Reporting Persons. This Amendment No. 5 constitutes an initial statement for newly-formed entities, as more fully set forth herein.

     Item 2.  Identity and Background

          Item 2 as reported on Schedule 13D is hereby amended and restated in its entirety as follows:

          (a) This statement is filed by: (i) Farallon Capital Partners, L.P., a California limited partnership ("FCP"), with respect to the Shares held by it; (ii) Farallon Capital Institutional Partners, L.P., a California limited partnership ("FCIP"), with respect to the Shares held by it: (iii) Farallon Capital Institutional Partners II, L.P., a California limited partnership ("FCIP II"), with respect to the Shares held by it;
(iv) Tinicum Partners, L.P., a New York limited partnership ("Tinicum"), with respect to the Shares held by it; (v) Farallon Capital Management, Inc., a Delaware corporation; (vi) Farallon Capital Management, L.L.C., a Delaware limited liability company ("FCMLLC"), with respect to the Shares held by Farallon Capital Offshore Investors, Inc., a British Virgin Islands corporation ("Offshore") and certain other accounts managed by FCMLLC (together with Offshore, the "Managed Accounts"); (vii) Farallon Partners, L.L.C., a Delaware limited liability company ("FPLLC") with respect to the Shares held by each of the entities named in
(i) through (iv) above; (viii) each of David I. Cohen ("Cohen"), Joseph F. Downes ("Downes"), Jason M. Fish ("Fish"), Andrew B. Fremder ("Fremder"), William F. Mellin ("Mellin"), Stephen L. Millham ("Millham"), Meridee A. Moore ("Moore") and Thomas F. Steyer ("Steyer"), with respect to the Shares held by each of the entities named in (i) through (iv) and (vi) above;
(ix) Fleur E. Fairman ("Fairman") with respect to the Shares held by each of the entities named in (i) through (iv) above; and (x) Eric M. Ruttenberg ("Ruttenberg").

          As of April 1, 1996, FCMLLC succeeded Farallon Capital Management, Inc. as investment adviser to the Managed Accounts. As a result of the assumption of investment management authority by FCMLLC, Farallon Capital Management, Inc. is no longer deemed a "beneficial owner" of any shares. As of April 1, 1996, FPLLC succeeded Messrs. Steyer, Cohen, Downes, Fish, Mellin, and Ruttenberg, and Mdmes. Fairman and Moore as General Partner of each FCP, FCIP, FCIP II and Tinicum (together, the Partnerships"). Because Mr. Ruttenberg is neither a General Partner of the Partnerships nor a managing member of either FPLLC or FCMLLC, he is no longer deemed a "beneficial owner" of any of the Shares. The name, principal business, state of incorporation, executive officers, directors and controlling persons of FCMLLC and FPLLC, are set forth on Annex 1 hereto.
The ownership of the Shares reported hereby for FCP, FCIP, FCIP II, Tinicum and the Managed Accounts are owned directly by such entities. Each of Cohen, Downes, Fish, Fremder, Mellin, Millham, Moore and Steyer may be deemed, as managing members of FPLLC and FCMLLC, to be the beneficial owners of all such Shares, each of FPLLC and Fairman, as a managing member of FPLLC, may be deemed to the beneficial owners of all such Shares other than the Shares owned by the Managed Accounts, and FCMLLC may be deemed to be the beneficial owner of all such Shares owned by the Managed Accounts. Each of FCMLLC, FPLLC, Cohen, Downes, Fairman, Fish, Fremder, Mellin, Millham, Moore and Steyer hereby disclaim any beneficial ownership of any such Shares.

          (b) The address of the principal business and principal office of (i) the Partnerships, FCMLLC and FPLLC is One
Maritime Plaza, Suite 1325, San Francisco, California  94111, and
(ii) Offshore is CITCO Building, Wickhams Cay, P.O. Box 662,
Road Town, Tortola, British Virgin Islands.

          (c) The principal business of each of the Partnerships and Offshore is that of a private investment fund engaging in the purchase and sale of securities for its own account. The principal business of FPLLC is to act as General Partner of the Partnerships. The principal business of FCMLLC is that of a registered investment adviser.

          (d) None of the Partnerships, FCMLLC, FPLLC or any of the persons listed on Annex 1 hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) None of the Partnerships, FCMLLC, FPLLC or any of the persons listed on Annex 1 hereto has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     Item 3.  Source and Amount of Funds and Other Consideration.

          Item 3 as reported on the Schedule 13D is hereby amended and restated in its entirety as follows:

          The net investment cost (including commissions) is $3,027,543 for the 211,997 Units held by FCP, $3,788,514 for the
278,291 Units held by FCIP, $1,153,178 for the 80,767 Units held by FCIP II, $600,066 for the 38,290 Units held by Tinicum and $1,242,447 for the 86,255 Units held by the Managed Accounts. The consideration was obtained from the working capital of each respective entity (in the case of the Partnerships), or the working capital of the Managed Accounts.

          The Units held by FCP, FCIP, FCIP II, Tinicum and the Managed Accounts are held in their respective margin accounts. Such margin accounts are maintained at Goldman Sachs & Co. and may from time to time have debit balances. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used with respect to the Units purchased and sold. Currently, the interest rate charged on such margin accounts is the broker call rate plus 0.5% per annum.

     Item 5.  Interest in Securities of the Issuer.

          Item 5 as reported on the Schedule 13D is hereby amended and restated in its entirety as follows:

          A.   Farallon Capital Partners, L.P.

               (a), (b) The information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for FCP is incorporated
herein by reference.   The percentage amount set forth in Row 13
of such cover page and of each other cover page filed herewith is calculated based upon the 3,250,000 Shares reported by the Company to be outstanding as of February 29, 1996 in the Company's Form 10K for the year ended December 31, 1995.

               (c) The trading dates, number of Shares purchased or sold and the price per Share for all transactions in the Shares since the previous filing of Schedule 13D are set forth on Schedule A hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

               (d) The General Partner has the power to direct the affairs of FCP, including decisions regarding the disposition of the proceeds from the sale of the Shares.

               (e)  Not applicable.

     B.   Farallon Capital Institutional Partners, L.P.

               (a), (b)  The information set forth in Rows 7, 8,
9, 10, 11 and 13 of the cover page hereto for FCIP is incorporated herein by reference.

               (c) The trading dates, number of Shares purchased or sold and the price per Share for all transactions in the Shares since the previous filing of Schedule 13D are set forth on Schedule B hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

               (d) The General Partner has the power to direct the affairs of FCIP, including decisions regarding the disposition of the proceeds from the sale of the Shares.

               (e)  Not applicable.

          C.   Farallon Capital Institutional Partners II, L.P.

               (a), (b)  The information set forth in Rows 7, 8,
9, 10, 11 and 13 of the cover page hereto for FCIP II is incorporated herein by reference.

               (c) The trading dates, number of Shares purchased or sold and the price per Share for all transactions in the Shares since the previous filing of Schedule 13D are set forth on Schedule C hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

                (d) The General Partner has the power to direct the affairs of FCIP II, including decisions regarding the disposition of the proceeds from the sale of the Shares.

                (e)  Not applicable.

          D.   Tinicum Partners, L.P.

               (a), (b)  The information set forth in Rows 7, 8,
9, 10, 11 and 13 the cover page hereto for Tinicum is incorporated herein by reference.

               (c) The trading dates, number of Shares purchased or sold and the price per Share for all transactions in the Shares since the previous filing of Schedule 13D are set forth on Schedule D hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

               (d) The General Partner has the power to direct the affairs of Tinicum, including decisions regarding the disposition of the proceeds from the sale of the Shares.

               (e)  Not applicable.

          E.   Farallon Capital Management, Inc.

               (a), (b)  The information set forth in Rows 7, 8,
9, 10, 11 and 13 of the cover page hereto for Farallon Capital
Management, Inc. is incorporated herein by reference.

               (c)  None.

               (d)  None.

               (e)  April 1, 1996.

          F.   Farallon Capital Management, L.L.C.

               (a), (b)  The information set forth in Rows 7, 8,
9, 10, 11 and 13 of the cover page hereto for FCMLLC is incorporated herein by reference.

               (c) The trading dates, number of Shares purchased or sold and the price per Share for all transactions in the Shares by the Managed Accounts since the previous filing of
Schedule 13D are set forth on Schedule E hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

               (d) FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of the Shares held by the Managed Accounts. Mr. Steyer is the senior managing member of FCMLLC, and Messrs. Cohen, Downes, Fish, Fremder, Millham, and Mellin and Ms. Moore are managing members of FCMLLC.

               (e)  Not applicable.

          G.   Farallon Partners, L.L.C.

               (a), (b) The information set forth in rows 7, 8, 9, 10, 11, and 13 of the cover page hereto for FPLLC is incorporated herein by reference.

               (c)  None.

               (d) FPLLC as General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Shares. Mr. Steyer is the senior managing member of FPLLC, and Messrs. Cohen, Downes, Fish, Fremder, Mellin and Millham and Mdmes. Fairman and Moore are managing members of FPLLC.

               (e)  Not applicable.

          H.   David I. Cohen

               (a), (b)  The information set forth in Rows 7, 8,
9, 10, 11 and 13 of the cover page hereto for Cohen is incorporated herein by reference.

               (c)  None.

               (d) FPLLC as the General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds from the sale of the Shares. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of shares held by the Managed Accounts. Mr. Cohen is a managing member of FCMLLC and FPLLC.

               (e)  Not applicable.

          I.   Joseph F. Downes

               (a), (b)  The information set forth in Rows 7, 8,
9, 10, 11 and 13 of the cover page hereto for Downes is incorporated herein by reference.

               (c)  None.

               (d) FPLLC as the General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds from the sale of the Shares. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of shares held by the Managed Accounts. Mr. Downes is a managing member of FCMLLC and FPLLC.

               (e)  Not applicable.

               J.   Fleur E. Fairman

               (a), (b)  The information set forth in Rows 7, 8,
9, 10, 11 and 13 of the cover page hereto for Fairman is incorporated herein by reference.

               (c)  None.

               (d) FPLLC as the General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds from the sale of the Shares. Ms. Fairman is a managing member of FPLLC.

               (e)  Not applicable.

          K.   Jason M. Fish

               (a), (b)  The information set forth in Rows 7, 8,
9, 10, 11 and 13 of the cover page hereto for Fish is incorporated herein by reference.

               (c)  None.

               (d) FPLLC as the General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds from the sale of the Shares. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of shares held by the Managed Accounts. Mr. Fish is a managing member of FCMLLC and FPLLC.

               (e)  Not applicable.

          L.   Andrew B. Fremder

               (a), (b)  The information set forth in Rows 7, 8,
9, 10, 11 and 13 of the cover page hereto for Fremder is incorporated herein by reference.

               (c)  None.

               (d) FPLLC as the General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds from the sale of the Shares. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of shares held by the Managed Accounts. Mr. Fremder is a managing member of FCMLLC and FPLLC.

               (e)  Not applicable.

          M.   William F. Mellin

               (a), (b)  The information set forth in Rows 7, 8,
9, 10, 11 and 13 of the cover page hereto for Mellin is incorporated herein by reference.

               (c)  None.

               (d) FPLLC as the General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds from the sale of the Shares. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of shares held by the Managed Accounts. Mr. Mellin is a managing member of FCMLLC and FPLLC.

               (e)  Not applicable.

          N.   Stephen L. Millham

               (a), (b)  The information set forth in Rows 7, 8,
9, 10, 11 and 13 of the cover page hereto for Millham is incorporated herein by reference.
               (c)  None.

               (d) FPLLC as the General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds from the sale of the Shares. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of shares held by the Managed Accounts. Mr. Millham is a managing member of FCMLLC and FPLLC.

               (e)  Not applicable.

          O.   Meridee A. Moore

               (a), (b)  The information set forth in Rows 7, 8,
9, 10, 11 and 13 of the cover page hereto for Moore is incorporated herein by reference.

               (c)  None.

               (d) FPLLC as the General Partner has the power to direct the affair of the Partnerships, including the disposition of the proceeds from the sale of the Shares. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of shares held by the Managed Accounts. Ms. Moore is a managing member of FCMLLC and FPLLC.

               (e)  Not applicable.

          P.   Eric M. Ruttenberg

               (a), (b)  The information set forth in Rows 7, 8,
9, 10, 11 and 13 of the cover page hereto for Ruttenberg is incorporated herein by reference.

               (c)  None.

               (d)  None.

               (e)  April 1, 1996.

          Q.   Thomas F. Steyer

               (a), (b)  The information set forth in Rows 7, 8,
9, 10, 11 and 13 of the cover page hereto for Steyer is incorporated herein by reference.

               (c)  None.

               (d) FPLLC as the General Partner has the power to direct the affairs of the Partnerships, including the disposition
of the proceeds from the sale of the Shares.   FCMLLC,  as an
investment adviser, has the power to direct the disposition of the proceeds from the sale of the Shares held by the Managed Accounts. Mr. Steyer is the senior managing member of FCMLLC and FPLLC.
               (e)  Not applicable.

          The ownership of the Shares reported hereby for FCP, FCIP, FCIP II, Tinicum and the Managed Accounts are owned directly by such entities. Each of Cohen, Downes, Fremder, Fish, Mellin, Millham, Moore and Steyer may be deemed, as managing members of FPLLC and FCMLLC, to be the beneficial owners of all such Shares, each of FPLLC and Fairman, as a managing member of FPLLC, may be deemed to the beneficial owners of all such Shares other than the Shares owned by the Managed Accounts, and FCMLLC may be deemed to be the beneficial owner of all such Shares owned by the Managed Accounts. Each of FCMLLC, FPLLC, Cohen, Downes, Fairman, Fish, Fremder, Mellin, Millham, Moore and Steyer hereby disclaim any beneficial ownership of any such Shares.

     Item 7.  Materials to be Filed as Exhibits.

           There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended.

                              SIGNATURES


          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

     Dated:  May 9, 1996





                              /s/ THOMAS F. STEYER
                              __________________________________
                              FARALLON PARTNERS, L.L.C.,
                              on its own behalf and as General
                              Partner of FARALLON CAPITAL
                              PARTNERS, L.P., FARALLON CAPITAL
                              INSTITUTIONAL PARTNERS, L.P.,
                              FARALLON CAPITAL INSTITUTIONAL
                              PARTNERS, II, L.P., and TINICUM
                              PARTNERS, L.P. by Thomas F. Steyer,
                              Senior Managing Member



                              /s/ THOMAS F. STEYER
                              ___________________________________
                              FARALLON CAPITAL MANAGEMENT, L.L.C.
                              By Thomas F. Steyer,
                              Senior Managing Member



                              /s/ THOMAS F. STEYER
                              ___________________________________
                              FARALLON CAPITAL MANAGEMENT, Inc.
                              By Thomas F. Steyer, Chairman



                              /s/ THOMAS F. STEYER
                              ___________________________________
                              Thomas F. Steyer, individually and
                              as attorney-in-fact for each of
                              David I. Cohen, Joseph F. Downes,
                              Fleur E. Fairman, Jason M. Fish,
                              Andrew B. Fremder, William F.
                              Mellin, Stephen L. Millham, Meridee
                              A. Moore, and Eric M. Ruttenberg.

ANNEX 1



          Set forth below, with respect to each managing member of the General Partner of FCIP, FCIP II, FCP and Tinicum, is the following: (a) name; (b) business address; (c) principal occupation; and (d) citizenship. The following is set forth below with respect to Farallon Capital Management, L.L.C. and Farallon Partners, L.L.C.: (a) name; (b) address; (c) principal business; (d) state of organization; (e) controlling persons.

     1.   (a)  Farallon Capital Management, L.L.C.
          (b)  c/o Farallon Capital Management, L.L.C.
                    One Maritime Plaza, Suite 1325
                    San Francisco, CA  94111
          (c) Serves as investment adviser to various managed accounts
          (d)  Delaware limited liability company
          (e) Managing Members: Thomas F. Steyer, Senior Managing Member, David I. Cohen, Joseph H. Downes, Jason M. Fish, Andrew B. Fremder, William F. Mellin, Stephen L. Millham and Meridee A. Moore, Managing Members.

     2.   (a)  Farallon Partners, L.L.C.
          (b)  One Maritime Plaza, Suite 1325
               San Francisco, CA  94111
          (c)  Serves as general partner to investment
               partnerships
          (d)  Delaware limited liability company
          (e)  Managing Members:  Thomas F. Steyer, Senior
               Managing Member, David I. Cohen, Joseph H. Downes,
               Fleur E. Fairman, Jason M. Fish, Andrew B.
               Fremder, William F. Mellin, Stephen L. Millham and
               Meridee A. Moore, Managing Members.

     3.   (a)  David I. Cohen
          (b)  c/o Farallon Capital Management, L.L.C.
                    One Maritime Plaza, Suite 1325
                    San Francisco, CA  94111
          (c) Managing Member of Farallon Partners, L.L.C.; Managing Member of Farallon Capital Management, L.L.C.
          (d)  South African Citizen
     4.   (a)  Joseph F. Downes
          (b)  c/o Farallon Capital Management, L.L.C.
                    One Maritime Plaza, Suite 1325
                    San Francisco, CA  94111
          (c) Managing Member of Farallon Partners, L.L.C.; Managing Member of Farallon Capital Management, L.L.C.
          (d)  United States Citizen

     5.   (a)  Fleur E. Fairman
          (b)  993 Park Avenue
               New York, New York  10028
          (c)  Managing Member of Farallon Partners, L.L.C.
          (d)  United States Citizen

     6.   (a)  Jason M. Fish
          (b)  c/o Farallon Capital Management, L.L.C.
                    One Maritime Plaza, Suite 1325
                    San Francisco, CA  94111
          (c)  Managing Member of Farallon Partners, L.L.C.;
               Managing Member of Farallon Capital Management,
               L.L.C.
          (d)  United States Citizen

     7.   (a)  Andrew B. Fremder
          (b)  c/o Farallon Capital Management, L.L.C.
                    One Maritime Plaza, Suite 1325
                    San Francisco, CA  94111
          (c)  Managing Member of Farallon Partners, L.L.C.;
               Managing Member of Farallon Capital Management,
               L.L.C.
          (d)  United States Citizen

     8.   (a)  William F. Mellin
          (b)  c/o Farallon Capital Management, L.L.C.
                    One Maritime Plaza, Suite 1325
                    San Francisco, CA  94111
          (c)  Managing Member of Farallon Partners, L.L.C.;
               Managing Member of Farallon Capital Management,
               L.L.C.
          (d)  United States Citizen

     9.   (a)  Stephen L. Millham
          (b)  c/o Farallon Capital Management, L.L.C.
                    One Maritime Plaza, Suite 1325
                    San Francisco, CA  94111
          (c)  Managing Member of Farallon Partners, L.L.C.;
               Managing Member of Farallon Capital Management,
               L.L.C.
          (d)  United States Citizen

     10.  (a)  Meridee A. Moore
          (b)  c/o Farallon Capital Management, L.L.C.
                    One Maritime Plaza, Suite 1325
                    San Francisco, CA  94111
          (c)  Managing Member of Farallon Partners, L.L.C.;
               Managing Member of Farallon Capital Management,
               L.L.C.
          (d)  United States Citizen

     11.  (a)  Thomas F. Steyer
          (b)  c/o Farallon Capital Management, L.L.C.
                    One Maritime Plaza, Suite 1325
                    San Francisco, CA  94111
          (c)  Senior Managing Member of Farallon Partners,
               L.L.C.; Senior Managing Member of Farallon Capital
               Management, L.L.C.; Director, NAB Asset
               Corporation
          (d)  United States Citizen

                     JOINT ACQUISITION STATEMENT
                     PURSUANT TO RULE 13D-(f)(1)


          The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13d shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

     Dated:  May 9, 1996



                              /s/ THOMAS F. STEYER
                              ___________________________________
                              FARALLON PARTNERS, L.L.C.,
                              on its own behalf and as General
                              Partner of FARALLON CAPITAL
                              PARTNERS, L.P., FARALLON CAPITAL
                              INSTITUTIONAL PARTNERS, L.P.,
                              FARALLON CAPITAL INSTITUTIONAL
                              PARTNERS, II, L.P., and
                              TINICUM PARTNERS, L.P.
                              by Thomas F. Steyer,
                              Senior Managing Member



                              /s/ THOMAS F. STEYER
                              ___________________________________
                              FARALLON CAPITAL MANAGEMENT, L.L.C.
                              By Thomas F. Steyer,
                              Senior Managing Member



                              /s/ THOMAS F. STEYER
                              ___________________________________
                              FARALLON CAPITAL MANAGEMENT, Inc.
                              By Thomas F. Steyer, Chairman



                              /s/ THOMAS F. STEYER
                              ___________________________________
                              Thomas F. Steyer, individually and
                              as attorney-in-fact for each of
                              David I. Cohen, Joseph F. Downes,
                              Fleur E. Fairman, Jason M. Fish,
                              Andrew B. Fremder, William F.
                              Mellin, Stephen L. Millham, Meridee
                              A. Moore, and Eric M. Ruttenberg.

                              SCHEDULE A


                   FARALLON CAPITAL PARTNERS, L.P.

                          NO. OF SHARES         PRICE
          TRADE DATE        PURCHASED           PER SHARE
                                          (including commission)


              04/10/96              2,400                 $21.50
              04/26/96              3,800                 $25.78
              04/29/96              1,500                 $26.425
              04/30/96              5,800                 $26.375
              05/07/96             17,000                 $26.125

                              SCHEDULE B


            FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P.


                          NO. OF SHARES         PRICE
          TRADE DATE        PURCHASED           PER SHARE
                                          (including commission)



              04/10/96              2,800                 $21.50

              04/19/96              1,500                 $23.00

              04/26/96              5,000                 $25.78

              04/29/96              2,000                 $26.425

              04/30/96              4,500                 $26.375

              05/07/96             17,000                 $26.125

                              SCHEDULE C


          FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P.


                          NO. OF SHARES         PRICE
          TRADE DATE        PURCHASED           PER SHARE
                                          (including commission)



              04/10/96                900                 $21.50
              04/26/96                700                 $25.78
              04/29/96                300                 $26.425
              04/30/96              1,800                 $26.375
              05/07/96              7,000                 $26.125

                              SCHEDULE D


                        TINICUM PARTNERS, L.P.


                          NO. OF SHARES         PRICE
          TRADE DATE        PURCHASED           PER SHARE
                                          (including commission)




              04/10/96               500                  $21.50

              04/26/96             1,300                  $25.78

              04/29/96               500                  $26.425

              04/30/96             1,200                  $26.375

              05/07/96             4,000                  $26.125

                              SCHEDULE E


                  FARALLON CAPITAL MANAGEMENT INC.


                          NO. OF SHARES         PRICE
          TRADE DATE        PURCHASED           PER SHARE
                                          (including commission)





             04/10/96                 400                 $21.50

             04/26/96                 500                 $25.78

             04/29/96                 200                 $26.425

             04/30/96                 400                 $26.375

             05/07/96               1,500                 $26.125

             04/10/96                 100                 $21.50

             04/26/96                 500                 $25.78

             04/29/96                 200                 $26.425

             04/30/96                 600                 $26.375

             05/07/96               1,500                 $26.125

             04/10/96                 300                 $21.50

             04/26/96                 500                 $25.78

             04/29/96                 200                 $26.425

             04/30/96                 500                 $26.375

             05/07/96               1,500                 $26.125

             04/10/96                 100                 $21.50

             04/26/96                 200                 $25.78

             04/29/96                 100                 $26.425

             04/30/96                 200                 $26.375

             05/07/96               1,500                 $26.125